July 12, 2017

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20599

Attention:	John Reynolds
John Coleman

RE:	Agnico Eagle Mines Limited
Form 40-F for the Fiscal Year Ended December 31, 2016
Filed March 27, 2017
File No. 001-13422

Dear Messrs. Reynolds and Coleman:

We refer to your comment letter dated June 13, 2017 (the “Comment Letter”) concerning the review of Agnico Eagle Mines Limited’s (the “Company”) above referenced Form 40-F (the “40-F”).  The Company’s responses to the Comment Letter are set out below.  For your convenience, each of the Company’s responses is preceded by the text of the comment from the Comment Letter.

Staff Comment:

1.                                      Please forward to our engineer, as supplemental information and not as part of your filing, your internal technical studies for the Amaruq satellite deposit and the Meliadine optimization study.  Please provide this information on a CD, formatted as Adobe PDF files.  You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 12b-4 of Regulation 12B.  If you have questions concerning the above request, please contact John Coleman, Mining Engineer at (202) 551-3610.

Company Response:

As requested, the Company has forwarded the following internal technical studies and information to the Staff’s engineer:

a.                                      Amaruq:

i.                  Preliminary Economic Assessment dated January 13, 2017

ii.               Amaruq Economic Model

b.                                      Meliadine:

i.                  Updated Technical Report on the Meliadine Gold Project, Nunavut, Canada, dated February 11, 2015

ii.               Meliadine Business Case dated February 9, 2015

iii.            Meliadine Project — Bridge Report dated September 30, 2015

iv.           Meliadine Project Review dated January 30, 2017

v.              Meliadine Project Status Report dated February 8, 2017

vi.           Meliadine Economic Model

In accordance with Rule 12b-4 of Regulation 12B, the Company requests that information provided in response to comment 1 of the Comment Letter be returned to the Company at the attention of the undersigned.

Staff Comment:

2.                                      Please tell us the type of internal study completed for each of the Amaruq and Meliadine projects, for example a preliminary economic assessment, preliminary feasibility study, or feasibility study, and quantify the type and category of each reserve or resource contemplated in the estimated production over life of mine for each project.  In this regard we note your disclosure of 1,980,000 ounces for Amaruq on page 50 and 5,315,000 ounces for Meliadine on page 57.  Additionally tell us the results of the economic analysis for each internal study.

Company Response:

Amaruq

A preliminary economic assessment was completed for the Amaruq project (see Company Response 1, item (a.i)).  The type and category of each reserve or resource contemplated in the estimated production over the life of mine at Amaruq is estimated as follows:

•	indicated mineral resources	79.7%
•	inferred mineral resources	20.3%

The results of the economic analysis of the internal study at Amaruq are as follows:

•	Internal rate of return (IRR) before tax	19.77%
•	Internal rate of return (IRR) after tax	17.10%
•	NPV (@ 5% discount rate) before tax	$258 million
•	NPV (@ 5% discount rate) after tax	$198 million

The preceding results are based on the following assumptions:

•	Gold price:	US$1,200/ounce
•	Silver price:	US$18/ounce
•	C$/US$ exchange rate:	1.25

Meliadine

A feasibility study (the “Meliadine Technical Report”) was completed for the Meliadine project (see Company Response 1, item (b)(i)).  Following the filing of the Technical Report on the System for Electronic Document Analysis and Retrieval (“SEDAR”) on March 12, 2015, several internal optimization studies were completed (see Company Response 1, items (b)(ii)-(v)).

The type and category of each reserve or resource contemplated in the estimated production over the life of mine at Meliadine is estimated as follows:

•	proven and probable mineral reserves	59.0%
•	indicated mineral resources	12.9%
•	inferred mineral resources	28.1%

The results of the economic analysis of the internal study at Meliadine are as follows:

•	Internal rate of return (IRR) before tax	17.86%
•	Internal rate of return (IRR) after tax	15.26%
•	NPV (@ 5% discount rate) before tax	$1,059 million
•	NPV (@ 5% discount rate) after tax	$750 million

The preceding results are based on the following assumptions:

•	Gold price:	US$1,200/ounce
•	C$/US$ exchange rate:	1.25

Staff Comment:

3.                                      Please tell us if your internal studies for Amaruq and Meliadine will be filed on Sedar.com and, if not, explain to us in your response why these studies are not required to be filed in Canada.

Company Response:

The Company does not intend to file the internal technical studies for Amaruq and Meliadine on SEDAR at this time.

Amaruq

Section 4.2(1) of National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“43-101”) requires the Company to, in certain circumstances, file a technical report to support scientific or technical information that relates to a mineral project on a property material to the issuer.

The Company does not consider Amaruq to be a material property at this time.  Accordingly, 43-101 does not require the filing of a technical report.  The Company assesses materiality of its mineral projects in the context of its overall business and financial condition.  In determining that the Amaruq project is not material, the Company’s considerations included the following factors:

•                  In 2016, the Company’s eight mines produced an aggregate of 1.66 million ounces of gold, whereas production at the Amaruq property is not expected to commence until the third quarter of 2019.  Anticipated production from Amaruq in its first full year of production (2020) is 255,000 ounces, with the Company’s forecast aggregate production for 2020 being 2.0 million ounces of gold.

•                  Budgeted 2017 capital expenditure for the Company at all its mineral projects was $839.4 million, of which budgeted capital expenditure at the Amaruq property account for $73.1 million, or 8.7%.

•                  The Company’s mineral projects are estimated to contain an aggregate of 36.4 million contained ounces of gold classified as mineral reserves and measured and indicated mineral resources, whereas currently the Amaruq property contains no mineral reserves and an aggregate of 2.1 million ounces of gold classified as indicated mineral resources, or 5.8% of the Company’s aggregate total of mineral reserves and measured and indicated mineral resources.  If inferred mineral resources are included, the Company’s properties in aggregate contain 52 million contained ounces, of which the Amaruq property accounts for 4.2 million ounces, or 8.1% of the Company’s aggregate total of mineral reserves and mineral resources.

Accordingly, the Company does not believe that the Amaruq property is material to it at this time in the context of its overall business and operations and therefore there is no obligation to file a technical report under section 4.2(1) of 43-101.

Meliadine

As discussed in Company Response 2 above, the Meliadine Technical Report was filed on SEDAR on March 12, 2015.  Section 4.2(8) of 43-101 provides that a new technical report is not required where:

(a)                                 the issuer previously filed a technical report that supports the scientific or technical information in the document;

(b)                                 at the date of filing the document, there is no new material scientific or technical information concerning the subject property not included in the previously filed technical report; and

(c)                                  the previously filed technical report meets any independence requirements under section 5.3.

While the 40-F does contain some new scientific or technical information, the Company believes none of it is material.  Mineral reserves and mineral resources on a contained ounce basis are essentially unchanged in the 40-F from those set out in the Meliadine Technical Report.  Compared to the Meliadine Technical Report, estimated initial capital costs to production in the 40-F have fallen to $900 million from $911 million, annual estimated sustaining capital costs have fallen to $44 million from $48 million and reclamation costs have increased to $49 million from $46.9 million.  The only significant change in the disclosure in the 40-F was that estimated mine life has increased from 9 years to 14 years as a result of changing the parameters of the mine plan to include ounces contained in mineral resources.

Accordingly, the Company does not believe that there is any new material scientific or technical information concerning the Meliadine property that was not included in the Meliadine Technical Report.

As the Meliadine Technical Report also meets the independence requirements of section 5.3 of 43-101, the Company therefore believes that the conditions of section 4.2(8) of 43-101 are satisfied so that it was not required to file a new technical report to support the 40-F disclosure regarding the Meliadine property.  The Company continually assesses its disclosure and the filing triggers set out in 43-101 to ensure it complies with its technical report filing obligations thereunder.

We trust that this letter has addressed the questions in your review of the Company’s above referenced Form 40-F, however, if you have any further questions on the above matters please do not hesitate to contact the undersigned at 647.260.3771.

Yours very truly,

/s/ Chris Vollmershausen
Chris Vollmershausen
Corporate Legal Counsel

cc:	David Smith, Senior Vice-President, Finance and Chief Financial Officer